SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D-9

(Rule 14D-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)

OF THE SECURITIES EXCHANGE ACT OF 1934

AMX CORPORATION

(Name of Subject Company)

AMX CORPORATION

(Names of Person Filing Statement)

Common Stock, par value $0.01 PER SHARE

(Title of Class of Securities)

00180C105

(CUSIP Number of Class of Securities)

C. Chris Apple

AMX Corporation

3000 Research Drive

Richardson, Texas 75082

Telephone: 469-624-8000

(Name, Address and Telephone Numbers of Person

Authorized to Receive Notices and Communications on Behalf of Filing Persons)

WITH COPIES TO:

Michael A. Saslaw, Esq.

Weil, Gotshal & Manges LLP

200 Crescent Court, Ste. 300

Dallas, Texas 75201

Telephone: (214) 746-7700

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer:

Item 9. Exhibits.

(1)	Joint Press Release issued by AMX Corporation and Duchossois Industries, Inc. on February 15, 2005.

(2)	Letter to AMX Employees.

(3)	Letter to AMX Customers.

(4)	Letter to AMX Distributors.

(5)	Letter to AMX Inconcert Partners.

(6)	Letter to AMX Representatives.

(7)	Letter to AMX Partners.

(8)	Investor Call Script.

Exhibit 1

[AMX LOGO]

Contact:

Kari Mickits

AMX Corporation

469-624-7605

kari.mickits@amx.com

AMX to be Acquired by Duchossois Industries for $22.50 Per Share

$315 Million Transaction Maximizes Shareholder Value

RICHARDSON, TX and ELMHURST, IL – February 15, 2005 – AMX Corporation (Nasdaq: AMXC) and Duchossois Industries, Inc. announced today that they have entered into a definitive agreement pursuant to which an affiliate of Duchossois will acquire AMX. Under the terms of the agreement, AMX shareholders will receive $22.50 per share in cash, a 28% premium over the average closing price of AMX’s common stock for the 90 trading days ended February 14, 2005. The total transaction is valued at approximately $315 million. The Duchossois affiliate is expected to commence a tender offer for all of AMX’s outstanding common stock within the next five business days which will, subject to extension in certain cases, remain open for 20 business days following the commencement of the offer.

“The AMX Board of Directors and management team have determined that the Duchossois offer is the best approach to maximize shareholder value,” said Bob Carroll, AMX President and CEO. “The agreement signed with Duchossois provides shareholders an excellent return on their AMX stock investment. Just two years ago, AMX had a market capitalization of approximately $12 million and is today valued at approximately $315 million through the Duchossois offer. This clearly is a win for our shareholders.”

The AMX Board of Directors has unanimously approved the transaction. Consummation of the tender offer is conditioned upon matters customary in similar transactions. The parties expect Duchossois’ acquisition of AMX to be completed during the second calendar quarter of 2005. Following the Duchossois affiliate’s acquisition of at least a majority of AMX’s fully diluted outstanding shares in the tender offer, the Duchossois affiliate will merge with and into AMX, with any shares not tendered in the tender offer being converted into the right to receive $22.50 per share in cash, and employee stock options being exchanged for $22.50 per share in cash less the exercise price of such options. AMX will continue to be headquartered in Richardson, Texas and will maintain the AMX name and brand. The AMX management team, along with its employees, will remain in place following the acquisition and business operations will continue as usual.

Shareholders, including AMX’s directors and officers, holding a total of approximately 17.7% of the outstanding shares of AMX, have entered into separate agreements pursuant to which they have agreed, subject to certain conditions, to tender their shares in support of the transaction.

Carroll added, “AMX is pleased to join Duchossois Industries because of its proven history of building successful businesses. We will continue to build upon the solid platform we have established to grow AMX’s existing business. An alliance with Duchossois will help accelerate new research and development and acquisition programs that will enhance our growing product portfolio. Our proven successes, coupled with Duchossois’ operating experience, relationships and financial resources, will strengthen our industry leadership position and assure our future growth.”

“We have a deep appreciation for the hundreds of individuals who have built the impressive AMX organization over the past two decades,” said Craig Duchossois CEO of Duchossois Industries. “The strength of AMX’s management team and employees has created an industry leader and top innovator of control system technology.” Duchossois added, “Our goal is to significantly enhance AMX’s leadership position through expanded research and development and acquisition programs, enabling the company to grow into new markets. We look forward to working with Bob Carroll and the rest of the AMX team to build upon the strengths of this world-class company and deliver even greater value to its customers and partners.”

Duchossois acquires and invests in companies with exceptional management teams and compelling technology. Duchossois’ holdings include The Chamberlain Group, the world leader in consumer and commercial garage door openers and other access control products, and Duchossois Technology Partners, which invests in advanced-technology ventures.

AMX products enable residential and commercial customers to centrally manage and control a variety of audio/video, environmental and communications technologies. Customers also leverage the company’s advanced hardware and software platforms to store and distribute digital content, as well as to manage a selection of resources and services.

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AMX customers will continue to place product orders and request technical support through the same procedures. Customers’ direct sales, distributor and independent representation contacts will not change, and AMX’s current relationship with its manufacturing and operations partners and suppliers will not be affected.

Seven Hills Partners LLC acted as the financial adviser to AMX Corporation in this transaction.

In conjunction with this announcement, AMX will host a conference call for its shareholders on Tuesday, February 15, 2005 at 11:00 a.m. Central Standard Time / 12:00 p.m. Eastern Standard Time. You can dial by phone at 800-362-0571, password “AMX.” The replay dial-in number is 888-274-8335, password “AMX”.

The tender offer for the outstanding shares of AMX has not yet commenced. This announcement is not a recommendation, an offer to purchase or a solicitation of an offer to sell shares of AMX. When they become available, shareholders should read:

•	AMX’s solicitation/recommendation statement on Schedule 14D-9, and
•	Duchossois’ Tender Offer statement on Schedule TO, including the Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery.

Each of these documents will contain important information about the tender offer. When they become available, shareholders can obtain these documents for free from the U.S. Securities and Exchange Commission’s website at http://www.sec.gov.

This press release may contain forward-looking statements, including statements about the timing and completion of an all cash tender offer for AMX outstanding shares, the ability to complete the tender offer and subsequent merger on the terms contemplated, the value of the transaction, the anticipated impact of the acquisition on AMX operations and financial results and other projections within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are subject to risks and uncertainties, including the risks and uncertainties disclosed in AMX’s filings with the Securities and Exchange Commission, including its annual report on Form 10-K for the fiscal year ended March 31, 2004, and its quarterly report on Form 10-Q for the period ended September 30, 2004, that could cause actual results to differ materially from those projected in these forward-looking statements. These statements speak only as of the date of this press release, and AMX and Duchossois undertake no obligation to update or revise any of the statements, risks or reasons why actual results might differ. All forward-looking statements are expressly qualified in their entirety by this cautionary statement.

About AMX Corporation

Founded in 1982, AMX Corporation (Nasdaq: AMXC) is a worldwide leader in advanced control and automation technology for commercial and residential markets. AMX products enable users to centrally manage and control a variety of audio/video, environmental and communications technologies. Customers also leverage the company’s advanced hardware and software platforms to store and distribute digital content, as well as to manage a selection of resources and services. By centralizing the management and control of these devices, AMX customers experience simplicity, efficiency and productivity in any environment. AMX delivers these benefits by working with leading manufacturers, dealers and distributors to integrate its products into vertical market installations around the world. It’s your world. Take control.™ For more information about AMX, visit www.amx.com.

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About Duchossois

DUCHOSSOIS INDUSTRIES, INC. (“DII”), a privately-held company headquartered in Elmhurst, Illinois, a suburb of Chicago, holds interests in a diversified portfolio of companies, including The Chamberlain Group, Inc. (consumer and commercial access control products), Chamberlain Manufacturing Company (defense products), Thrall Investment Group of Companies (investments) and Duchossois Technology Partners (venture capital). DII also holds strategic interests in Churchill Downs, Inc. (NASDAQ: CHDN) and Trinity Industries, Inc. (NYSE: TRN).

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Exhibit 2

Dear AMX Employees,

AMX announced this morning via the attached press release that we have agreed to be acquired by Duchossois Industries, Inc. for $22.50 per share. Before I get into the details of this transaction, I want to let everyone know that the AMX management and employee teams will remain in place following the acquisition and business operations will continue as usual under the AMX name and brand. AMX will now operate as a privately-held company. AMX and Duchossois value the talent that makes up this company and our main objective is to use this alliance as a platform to further expand our capabilities. I would like you to join me at an All-Hands Meeting in the cafeteria and call with all AMX branch offices at 10:00 a.m. CST today to discuss this announcement in more detail. (Conference bridge numbers for branch offices below.)

Duchossois acquires and invests in companies with exceptional management teams and compelling technology. Duchossois’ holdings include The Chamberlain Group, the world leader in consumer and commercial garage door openers and other access control products, and Duchossois Technology Partners, which invests in advanced-technology ventures. Duchossois has a history of building long-term value for its subsidiaries by providing operating expertise, solid relationships and considerable financial resources – all of which allow businesses to prosper.

Duchossois management does not plan to be involved in the day-to-day operations of AMX, but rather will work with us at a strategic level focused on growing the business and creating new opportunities.

Going forward we will build upon the solid platform that has been established for growing AMX’s existing business and accelerating our expansion into new markets. An alliance with Duchossois will extend our current capabilities to include new research and development and acquisition programs. AMX’s proven industry successes, coupled with Duchossois’ financial resources and operating experience, will strengthen our industry leadership position and assure our future growth.

AMX has been approached by several companies in the last couple of years about being acquired or merged into their operations. AMX’s Board of Directors explored a number of options with the end goal of maximizing shareholder value and expanding the business. After spending much time exploring these options, we concluded that Duchossois would offer AMX the most value because of both its corporate philosophy and financial resources.

Our Board of Directors and the management team have determined that the Duchossois offer will maximize shareholder value. AMX shareholders will receive $22.50 per share in this transaction. This is a 28% premium over the previous 90 days AMX stock average of $17.52 per share. I will provide more details on this at today’s All Hands Meeting.

Just two years ago, AMX was valued at approximately $12 million. With today’s announcement, thanks to each of you, AMX is valued at approximately $315 million. This clearly is a win for shareholders, employees, customers and partners. AMX is in its strongest financial position in company history but feel there are tremendous opportunities to strengthen our market position through the Duchossois partnership.

I am very excited about this announcement, which maximizes shareholder value, and the great opportunity it provides us to continue building upon the AMX legacy. I look forward to answering your questions at 10:00 a.m. today.

Sincerely,

Bob

Conference Call Information:

Phone number, toll-free from U.S./Canada: +1-888-813-8477

Phone number, from any location: +1-719-785-9333

Passcode: 5474748

After you’ve entered the passcode, you’ll be prompted by an automated attendant to say your name. Then you’ll hear hold music until the conference begins. If you call in after the beginning, you’ll simply be joined to the conference in progress, in listen-only mode. After the presentations, the phone lines will be unlocked for Q&A, at which time you’ll be able to ask questions if you wish.

The tender offer for the outstanding shares of AMX has not yet commenced. This announcement is not a recommendation, an offer to purchase or a solicitation of an offer to sell shares of AMX. When they become available, shareholders should read:

•	AMX’s solicitation/recommendation statement on Schedule 14D-9, and
•	Duchossois’ Tender Offer statement on Schedule TO, including the Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery.

Each of these documents will contain important information about the tender offer. When they become available, shareholders can obtain these documents for free from the U.S. Securities and Exchange Commission’s website at http://www.sec.gov.

Exhibit 3

Dear AMX Customer,

AMX announced this morning via the attached press release that we have agreed to be acquired by Duchossois Industries, Inc. I’d like to provide you with a personal perspective on this announcement and tell you about the tremendous opportunities it will present to you, our valued AMX customer.

I want you to know you can expect consistency from us during this transition. AMX will become a privately-held company, will maintain the proud AMX name and brand and will continue to be headquartered in Richardson, Texas. Your AMX management team and our valued employees will continue to provide you with the quality service you have come to expect from us as we make the transition to a privately-held company.

Duchossois acquires and invests in companies with exceptional management teams and compelling technology. Duchossois’ holdings include The Chamberlain Group, the world leader in consumer and commercial garage door openers and other access control products, and Duchossois Technology Partners, which invests in advanced-technology ventures. Duchossois has a history of building long-term value for its subsidiaries by providing operating expertise, solid relationships and considerable financial resources – all of which allow businesses to prosper.

Going forward we will build upon the solid platform that has been established for growing AMX’s existing business and accelerating our expansion into new markets. Over the past three years, AMX has placed an increasing emphasis on research and development as a key strategy for expanding our industry position. The more than 90 new products we have delivered to the marketplace recently have received overwhelming customer acceptance and industry accolades, and are setting the standard in control system technology. An alliance with Duchossois will significantly accelerate new development programs that will enhance our growing product portfolio.

We believe that becoming a privately-held company is an exciting opportunity to more aggressively pursue acquisition opportunities. Evaluating other companies’ technologies as a means for enhancing our product portfolio has remained important to our product strategy. We will leverage our partnership with Duchossois to further develop our device, asset and content control solutions.

As an AMX customer, your best interests are central to every decision we make. I can assure you that this announcement will have only a positive impact on your relationship with us. Customers will continue to place orders and request technical support in the same manner as always, and your direct sales, distributor and manufacturing representation contacts remain the same.

Just two years ago, AMX was valued at approximately $12 million. With today’s announcement, AMX is valued at approximately $315 million. This is clearly a win for shareholders, customers, employees and partners. AMX is in its strongest financial position in company history and we see many opportunities to provide you an increasing array of innovative products through the Duchossois partnership.

You can continue to count on AMX to provide you with the highest quality products, support and training. We value your business and invite any feedback or questions you have.

Sincerely,

Bob Carroll

AMX President and CEO

The tender offer for the outstanding shares of AMX has not yet commenced. This announcement is not a recommendation, an offer to purchase or a solicitation of an offer to sell shares of AMX. When they become available, shareholders should read:

•	AMX’s solicitation/recommendation statement on Schedule 14D-9, and
•	Duchossois’ Tender Offer statement on Schedule TO, including the Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery.

Each of these documents will contain important information about the tender offer. When they become available, shareholders can obtain these documents for free from the U.S. Securities and Exchange Commission’s website at http://www.sec.gov.

Exhibit 4

Dear AMX Distributor,

AMX announced this morning via the attached press release that we have agreed to be acquired by Duchossois Industries, Inc. I’d like to offer you a personal perspective on this announcement and tell you about the tremendous opportunities it will present to you, our valued AMX distributor.

The first thing I want you to know is you can expect consistency from us during this transition. AMX will become a privately-held company, will maintain the proud AMX name and brand and will continue to be headquartered in Richardson, Texas. AMX and Duchossois value the talent that make up this company. The main objectives of our alliance are to maximize shareholder value and to further accelerate our growth.

Duchossois acquires and invests in companies with exceptional management teams and compelling technology. Duchossois’ holdings include The Chamberlain Group, the world leader in consumer and commercial garage door openers and other access control products, and Duchossois Technology Partners, which invests in advanced-technology ventures. Duchossois has a history of building long-term value for its subsidiaries by providing operating expertise, solid relationships and considerable financial resources – all of which allow businesses to prosper.

Going forward we will build upon the solid platform that has been established for growing AMX’s existing business and accelerating our expansion into new markets. Over the past three years, AMX has placed an increasing emphasis on research and development as a key strategy for expanding our industry position. The more than 90 new products we have delivered to the marketplace recently have received overwhelming customer acceptance and industry accolades, and are setting the standard in control system technology. An alliance with Duchossois will significantly accelerate new development programs that will enhance our growing product portfolio.

We believe that becoming a privately-held company is an exciting opportunity to more aggressively pursue acquisition opportunities. Evaluating other companies’ technologies as a means for enhancing our product portfolio has remained important to our product strategy. We will leverage our partnership with Duchossois to further develop our device, asset and content control solutions.

Your best interests are central to every decision we make. I can assure you that this announcement will have only a positive impact on your relationship with us. Customers will continue to place orders and request technical support in the same manner as always.

Just two years ago, AMX was valued at approximately $12 million. With today’s announcement, AMX is valued at approximately $315 million. This is clearly a win for shareholders, customers, employees and partners. AMX is in its strongest financial position in company history and we see many opportunities to develop an increasing array of innovative products through the Duchossois partnership.

I am very excited about this announcement, which maximizes shareholder value, and the great opportunity it provides us to continue building upon the AMX legacy. We value our relationship with you and invite any feedback or questions you have.

Sincerely,

Bob Carroll

AMX President and CEO

The tender offer for the outstanding shares of AMX has not yet commenced. This announcement is not a recommendation, an offer to purchase or a solicitation of an offer to sell shares of AMX. When they become available, shareholders should read:

•	AMX’s solicitation/recommendation statement on Schedule 14D-9, and
•	Duchossois’ Tender Offer statement on Schedule TO, including the Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery.

Each of these documents will contain important information about the tender offer. When they become available, shareholders can obtain these documents for free from the U.S. Securities and Exchange Commission’s website at http://www.sec.gov.

Exhibit 5

Dear AMX Inconcert Partner,

AMX announced this morning via the attached press release that we have agreed to be acquired by Duchossois Industries, Inc. I’d like to provide you with a personal perspective on this announcement and tell you about the tremendous opportunities it will present to you, our valued AMX partner.

AMX will become a privately-held company, will maintain the proud AMX name and brand and will continue to be headquartered in Richardson, Texas. The AMX management team, along with our valued employees, will remain in place following the acquisition. Business operations will continue as usual, with only our shareholder base changing now that we are a private company. You will continue to work with Michael Peveler and his team on all Inconcert Program matters.

Duchossois acquires and invests in companies with exceptional management teams and compelling technology. Duchossois’ holdings include The Chamberlain Group, the world leader in consumer and commercial garage door openers and other access control products, and Duchossois Technology Partners, which invests in advanced-technology ventures. Duchossois has a history of building long-term value for its subsidiaries by providing operating expertise, solid relationships and considerable financial resources – all of which allow businesses to prosper.

The Inconcert Program helps simplify the process of integrating leading manufacturers’ equipment with AMX control technology. We are committed to delivering convenience to systems integrators through our partnership with you and can assure you that today’s announcement will strengthen our collaborative efforts, ultimately benefiting all of our customers.

Going forward we will build upon the solid platform that has been established for growing AMX’s existing business and accelerating our expansion into new markets. Over the past three years, AMX has placed an increasing emphasis on research and development as a key strategy for expanding our industry position. The more than 90 new products we’ve delivered to the marketplace recently have received overwhelming customer acceptance and industry accolades, and are setting the standard in control system technology. An alliance with Duchossois will significantly accelerate new development programs that will enhance our growing product portfolio.

Just two years ago, AMX was valued at approximately $12 million. With today’s announcement, AMX is valued at approximately $315 million. This is clearly a win for partners, shareholders, customers and employees. AMX is in its strongest financial position in company history and we see tremendous opportunities to continue to create innovative solutions for our customers through the Duchossois partnership.

As an AMX partner, your best interests are central to every decision we make. You can continue to count on us to work toward the same goal of making your products work seamlessly with AMX control systems. We value the partnership with you and invite any feedback or questions you have.

Sincerely,

Bob Carroll

AMX President and CEO

The tender offer for the outstanding shares of AMX has not yet commenced. This announcement is not a recommendation, an offer to purchase or a solicitation of an offer to sell shares of AMX. When they become available, shareholders should read:

•	AMX’s solicitation/recommendation statement on Schedule 14D-9, and
•	Duchossois’ Tender Offer statement on Schedule TO, including the Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery.

Each of these documents will contain important information about the tender offer. When they become available, shareholders can obtain these documents for free from the U.S. Securities and Exchange Commission’s website at http://www.sec.gov.

Exhibit 6

Dear AMX Representative,

AMX announced this morning via the attached press release that we have agreed to be acquired by Duchossois Industries, Inc. I’d like to provide you with a personal perspective on this announcement and tell you about the tremendous opportunities it will present to you, our valued AMX representative.

The first thing I want you to know is you can expect consistency from us during this transition. AMX will become a privately-held company, will maintain the proud AMX name and brand and will continue to be headquartered in Richardson, Texas. AMX and Duchossois value the talent that make up this company. The main objectives of our alliance are to maximize shareholder value and to further accelerate our growth.

Duchossois acquires and invests in companies with exceptional management teams and compelling technology. Duchossois’ holdings include The Chamberlain Group, the world leader in consumer and commercial garage door openers and other access control products, and Duchossois Technology Partners, which invests in advanced-technology ventures. Duchossois has a history of building long-term value for its subsidiaries by providing operating expertise, solid relationships and considerable financial resources – all of which allow businesses to prosper.

Going forward we will build upon the solid platform that has been established for growing AMX’s existing business and accelerating our expansion into new markets. Over the past three years, AMX has placed an increasing emphasis on research and development as a key strategy for expanding our industry position. The more than 90 new products we have delivered to the marketplace recently have received overwhelming customer acceptance and industry accolades, and are setting the standard in control system technology. An alliance with Duchossois will significantly accelerate new development programs that will enhance our growing product portfolio.

We believe that becoming a privately-held company is an exciting opportunity to more aggressively pursue acquisition opportunities. Evaluating other companies’ technologies as a means for enhancing our product portfolio has remained important to our product strategy. We will leverage our partnership with Duchossois to further develop our device, asset and content control solutions.

Your best interests are central to every decision we make. I can assure you that this announcement will have only a positive impact on your relationship with us. Customers will continue to place orders and request technical support in the same manner as always.

Just two years ago, AMX was valued at approximately $12 million. With today’s announcement, AMX is valued at approximately $315 million. This is clearly a win for shareholders, customers, employees and partners. AMX is in its strongest financial position in company history and we see many opportunities to develop an increasing array of innovative products through the Duchossois partnership.

I am very excited about this announcement, which maximizes shareholder value, and the great opportunity it provides us to continue building upon the AMX legacy. We value our relationship with you and invite any feedback or questions you have.

Sincerely,

Bob Carroll

AMX President and CEO

The tender offer for the outstanding shares of AMX has not yet commenced. This announcement is not a recommendation, an offer to purchase or a solicitation of an offer to sell shares of AMX. When they become available, shareholders should read:

•	AMX’s solicitation/recommendation statement on Schedule 14D-9, and
•	Duchossois’ Tender Offer statement on Schedule TO, including the Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery.

Each of these documents will contain important information about the tender offer. When they become available, shareholders can obtain these documents for free from the U.S. Securities and Exchange Commission’s website at http://www.sec.gov.

Exhibit 7

Dear AMX Partner,

AMX announced this morning via the attached press release that we have agreed to be acquired by Duchossois Industries, Inc. I’d like to provide you with a personal perspective on this announcement and tell you about the tremendous opportunities it will present to you, our valued AMX partner.

AMX will become a private company, will maintain the proud AMX name and brand and will continue to be headquartered in Richardson, Texas. The AMX management team, along with our valued employees, will remain in place following the acquisition. Business operations will continue as usual, with only our shareholder base changing now that we are a privately-held company.

Duchossois acquires and invests in companies with exceptional management teams and compelling technology. Duchossois’ holdings include The Chamberlain Group, the world leader in consumer and commercial garage door openers and other access control products, and Duchossois Technology Partners, which invests in advanced-technology ventures. Duchossois has a history of building long-term value for its subsidiaries by providing operating expertise, solid relationships and considerable financial resources – all of which allow businesses to prosper.

Going forward we will build upon the solid platform that has been established for growing AMX’s existing business and accelerating our expansion into new markets. Over the past three years, AMX has placed an increasing emphasis on research and development as a key strategy for expanding our industry position. The more than 90 new products we’ve delivered to the marketplace recently have received overwhelming customer acceptance and industry accolades, and are setting the standard in control system technology. An alliance with Duchossois will accelerate new development programs that will enhance our growing product portfolio.

This acquisition also allows AMX to more aggressively pursue acquisition opportunities, enabling us to expand into new markets. Evaluating other companies’ technologies as a means for enhancing our product portfolio has remained important to our product strategy. We will leverage our partnership with Duchossois to further develop our device, asset and content control solutions.

Just two years ago, AMX was valued at approximately $12 million. With today’s announcement, AMX is valued at approximately $315 million. This is clearly a win for partners, shareholders, customers and employees. AMX is in its strongest financial position in company history and we see many opportunities to create future market demand through the Duchossois partnership.

AMX values our partnership with you and sincerely appreciates your contributions to our success. Because of you, we are able to develop the most innovative control system technology on the marketplace and deliver these high quality products quickly and efficiently to our customers. We look forward to working with you to create many new accomplishments in the future and invite any feedback you might have.

Sincerely,

Bob Carroll

AMX President and CEO

The tender offer for the outstanding shares of AMX has not yet commenced. This announcement is not a recommendation, an offer to purchase or a solicitation of an offer to sell shares of AMX. When they become available, shareholders should read:

•	AMX’s solicitation/recommendation statement on Schedule 14D-9, and
•	Duchossois’ Tender Offer statement on Schedule TO, including the Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery.

Each of these documents will contain important information about the tender offer. When they become available, shareholders can obtain these documents for free from the U.S. Securities and Exchange Commission’s website at http://www.sec.gov.

Exhibit 8

Investor Call

DII Acquisition Announcement

February 15, 2005

Phil Eigenmann

Welcome, and thank you for joining us today to discuss the announced acquisition of AMX by an affiliate of Duchossois Industries. On the phone today are Robert J. Carroll, President and Chief Executive Officer; Chris Apple, Vice President and Chief Financial Officer; Rashid Skaf, EVP of Global Sales and Marketing, and Scott Norder, Vice President of Business Development.

The statements made in this conference call that state the Company’s or Management’s intentions, beliefs, expectations or predictions for the future are forward-looking statements. Such forward-looking statements are subject to a number of risks, assumptions and uncertainties referenced from time to time in the Company’s filings with the Securities and Exchange Commission, and are necessarily dependent upon assumptions, estimates and data that may be incorrect or imprecise. These risks, assumptions and uncertainties could cause the Company’s actual results to differ materially from those projected in such forward-looking statements. Accordingly, any forward-looking statements included herein do not purport to be predictions of future events or circumstances and may not be realized.

All forecasts and projections in this conference call are based on Management’s current expectations of the Company’s near-term results based on current information available pertaining to the Company. Actual results could differ materially. The Company is under no obligation (and expressly disclaims any such obligation) to update or alter its forward-looking statements whether as a result of new information, future events, or otherwise.

I will now turn the call over to Bob Carroll. Bob?

Bob Carroll

Thank you for joining us today. This morning, AMX and Duchossois Industries, Inc. announced that we have entered into a definitive agreement in which Duchossois, an Elmhurst, Illinois-based company, will acquire AMX. Under the terms of the agreement, AMX shareholders will receive $22.50 per share in cash, in a transaction valued at approximately $315 million. Duchossois is expected to commence a cash tender offer for all of AMX’s outstanding common stock within the next five business days which will remain open for 20 business days, subject to extension under certain circumstances.

AMX will become a privately-held company. We will maintain the AMX name, and will continue to be headquartered in Richardson, Texas. The AMX management team, along with its employees, will remain in place following the acquisition and business operations will continue as usual.

We believe this price represents an excellent value for AMX shareholders. Duchossois will purchase each share for $22.50. This valuation demonstrates the great investment our shareholders have made. Shareholders will receive a 21.6% premium from the price of one week ago, and a 39.5% premium from one month ago. The $315 million valuation represents 2.8 times revenue for the calendar year 2004 and 16.4 times EBITDA. Just two years ago, AMX’s market value was approximately $12 million. All of these metrics point clearly to what a positive situation this is for our shareholders.

The AMX Board of Directors met and unanimously approved this transaction early this morning. The parties expect Duchossois’ acquisition of AMX to be completed during the second calendar quarter of 2005. Following Duchossois’ acquisition of at least a majority of AMX’s fully diluted outstanding shares in the tender offer, the Duchossois affiliate will merge with and into AMX, with any shares not tendered to Duchossois being converted into the right to receive $22.50 per share in cash, and employee stock options being exchanged for $22.50 per share in cash less the exercise price of such options.

I’d like to thank you, our shareholders, for your support as we’ve worked the past three years to build a foundation to capture a greater share of the marketplace. AMX is in its strongest financial position in company history and we feel that is reflected in this valuation.

Now I’d like to take your questions.

The tender offer for the outstanding shares of AMX has not yet commenced. This announcement is not a recommendation, an offer to purchase or a solicitation of an offer to sell shares of AMX. When they become available, shareholders should read:

•	AMX’s solicitation/recommendation statement on Schedule 14D-9, and
•	Duchossois’ Tender Offer statement on Schedule TO, including the Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery.

Each of these documents will contain important information about the tender offer. When they become available, shareholders can obtain these documents for free from the U.S. Securities and Exchange Commission’s website at http://www.sec.gov.